UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COGENT COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19239V 10 4

(CUSIP Number)

David Rogan	Dennis D. Powell
President	Senior Vice President and Chief Financial Officer
Cisco Systems Capital Corporation	Cisco Systems, Inc.
170 West Tasman Drive	170 West Tasman Drive
San Jose, CA 95134	San Jose, CA 95134
(408) 526-4000	(408) 526-4000

Copies to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 12d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 19239V 10 4	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Capital Corporation, I.R.S. Identification No. 77-0440621
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 3,409,985* (1) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 3,409,985* (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,985* (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with Cisco (defined below) solely by virtue of the fact that CSCC (defined below) is a wholly owned subsidiary of Cisco.
*	Reflects the 1-for-20 reverse stock split of the Issuer’s common stock that was effected on March 24, 2005.
**	Based on 32,392,029 shares of the Issuer’s common stock outstanding as of May 5, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2005. Also gives effect to the sale and issuance by the Issuer of 10,000,000 shares of its common stock in connection with its public offering on June 13, 2005.

SCHEDULE 13D

CUSIP No. 19239V 10 4	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc., I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 3,409,985*(2) 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 3,409,985*(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,985*(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(2)	Shared with CSCC, solely by virtue of the fact that CSCC, the record holder of these shares, is a wholly owned subsidiary of Cisco. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Reflects the 1-for-20 reverse stock split of the Issuer’s common stock that was effected on March 24, 2005.
**	Based on 32,392,029 shares of the Issuer’s common stock outstanding as of May 5, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2005. Also gives effect to the sale and issuance by the Issuer of 10,000,000 shares of its common stock in connection with its public offering on June 13, 2005.

CUSIP No. 19239V 10 4	Page 4 of 6 Pages

SCHEDULE 13D

Introduction

This Amendment No. 1 amends the statement on Schedule 13D, originally filed on February 17, 2005 (the “Schedule 13D”) by (i) Cisco Systems Capital Corporation, a Nevada corporation and wholly-owned subsidiary of Cisco Systems, Inc. (“CSCC”), and (ii) Cisco Systems, Inc., a California corporation (“Cisco”) (collectively, the “Reporting Persons”). This Amendment No. 1 relates to the sale and issuance by Cogent Communications Group, Inc. (the “Issuer”) of 10,000,000 shares of its common stock on June 13, 2005, which resulted in (x) a decrease in the Reporting Persons’ beneficial ownership from 10.5% (as of February 15, 2005) to 8.0% of the Common Stock outstanding as of that date, and (y) the automatic termination of the Sixth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”). As a result of the termination of the Stockholders Agreement, each of the Reporting Persons believes it qualifies as a person eligible to make filings pursuant to Rule 13d-1(c) and expects to file future reports with regard to the Issuer on Schedule 13G.

All share numbers and share prices in this Amendment No. 1 have been adjusted to all stock splits effected since the Reporting Persons held securities of the Issuer. Capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed to them in this Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by adding the following to the end thereof:

In connection with the filing of Amendment No. 1 to the Schedule (defined above), Schedule A has been updated to replace the Secretary and Treasurer of CSCC identified in the Schedule A that was originally filed with the Schedule on February 17, 2005 with Frank Calderoni and David Holland, respectively.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

On June 13, 2005, the Issuer sold and issued 10,000,000 shares of Common Stock in connection with the consummation of its firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Public Offering”), which resulted in (x) a decrease in the Reporting Persons’ beneficial ownership from 10.5% (as of February 15, 2005) to 8.0% of the Common Stock outstanding as of that date, and (y) the automatic termination of the Stockholders Agreement, except for Section 9 thereof (which imposes a 90-day trading restriction commencing June 13, 2005). As a result of the termination of the Stockholders Agreement, each of the Reporting Persons believes it qualifies as a person eligible to make filings pursuant to Rule 13d-1(c) and expects to file future reports with regard to the Issuer on Schedule 13G.

Item 5. Interest in Securities of the Issuer.

Item 5 (a)-(b) of the Schedule 13D is hereby amended by adding the following to the end thereof:

June 13, 2005. Based upon information provided by the Issuer, as of June 13, 2005, there were outstanding 42,392,029 shares of Common Stock, based on 32,392,029 shares of the Issuer’s common stock outstanding as of May 5, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2005, and as adjusted to give

CUSIP No. 19239V 10 4	Page 5 of 6 Pages

effect to the sale and issuance by the Issuer of 10,000,000 shares of Common Stock in connection with the Public Offering. The Reporting Persons currently beneficially own 3,409,985 shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,409,985 shares of Common Stock, or approximately 8.0% of the shares of the Common Stock outstanding.

Item 5(c) of the Schedule 13D is hereby amended by replacing the paragraph in its entirety with the following:

The Reporting Persons have not effected any other transaction in the Common Stock during the past 60 days, and, to each Reporting Person’s knowledge, none of the persons named under Item 2 (including Schedule A incorporated by reference therein) has effected transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended by incorporating and repeating at the end thereof the response to Item 4 set forth above in this Amendment No. 1.

Item 7. Material to be Filed as Exhibits.

Exhibit	Title
A	Joint Filing Agreement dated June 24, 2005 among the Reporting Persons.

CUSIP No. 19239V 10 4	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2005	CISCO SYSTEMS CAPITAL CORPORATION

	By:	/s/ David Rogan
David Rogan
President

Dated: June 24, 2005	CISCO SYSTEMS, INC.

	By:	/s/ Dennis D. Powell
Dennis D. Powell
Senior Vice President and Chief Financial Officer

Schedule A

Directors and Executive Officers of

Cisco Systems Capital Corporation and Cisco Systems, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems Capital Corporation as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems Capital Corporation, 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO SYSTEMS CAPITAL CORPORATION

BOARD OF DIRECTORS

David Rogan

President, Cisco Systems Capital Corporation

EXECUTIVE OFFICERS

Name	Title
David Rogan President, Cisco Systems Capital Corporation	President

Frank Calderoni Vice President, Finance, Cisco Systems, Inc.	Secretary

David Holland Vice President, Treasurer, Cisco Systems, Inc.	Treasurer

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems, Inc. as of the date hereof. Except as indicated below, the business address of each person is c/o Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

CISCO SYSTEMS, INC.

BOARD OF DIRECTORS

Carol A. Bartz Chairman and CEO, Autodesk, Inc. 111 McInnis Parkway San Rafael, California 94903	Roderick C. McGeary Chairman, BearingPoint, Inc.

M. Michele Burns Executive Vice President and Chief Financial Officer, Mirant Corporation 1155 Perimeter Center West, Suite 100 Atlanta, Georgia 30338	James C. Morgan Chairman, Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, California 95054

Larry R. Carter Senior Vice President, Office of the President, Cisco Systems, Inc.	John P. Morgridge Chairman of the Board, Cisco Systems, Inc.

John T. Chambers President and CEO, Cisco Systems, Inc.	Donald T. Valentine Partner and Founder, Sequoia Capital 3000 Sand Hill Road, Building 4, Suite 180 Menlo Park, California 94025

James F. Gibbons, Ph.D. Professor of Electrical Engineering, Stanford University Stanford University Stanford, California 94305	Steven M. West Partner and Founder, Emerging Company Partners LLC 551 Lantern Court Incline Village, NV 89451

John L. Hennessy President, Stanford University Stanford University Stanford, California 94305	Jerry Yang Co-founder, Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089

Richard M. Kovacevich Chairman, President and CEO, Wells Fargo & Company 420 Montgomery Street San Francisco, California 94163

EXECUTIVE OFFICERS

Name	Title
Larry R. Carter	Senior Vice President, Office of the President
John T. Chambers	President and CEO
Mark Chandler	Vice President, Legal Services, General Counsel and Secretary
Charles H. Giancarlo	Senior Vice President and Chief Technology Officer
Richard J. Justice	Senior Vice President, Worldwide Field Operations
Mario Mazzola (Citizen of Italy)	Senior Vice President, Chief Development Officer
Randy Pond	Senior Vice President, Operations, Systems and Processes
Dennis D. Powell	Senior Vice President and CFO
Betsy Rafael	Vice President, Corporate Controller and Principal Accounting Officer
James Richardson (Citizen of Canada)	Senior Vice President, Chief Marketing Officer

EXHIBIT INDEX

Exhibit	Title
A	Joint Filing Agreement dated June 24, 2005 among the Reporting Persons.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached Amendment No. 1 to the statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on June 24, 2005.

CISCO SYSTEMS CAPITAL CORPORATION

By:	/s/ David Rogan
David Rogan
President

CISCO SYSTEMS, INC.

By:	/s/ Dennis D. Powell
Dennis D. Powell
Senior Vice President and Chief Financial Officer